SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                      Dollar Thrifty Automotive Group, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    256743105
                                   -----------
                                 (CUSIP Number)

            Louis Freeman, Esq.                      Richard Rubin, Esq.
   Skadden, Arps, Slate, Meagher & Flom       Jenkens & Gilchrist Parker Chapin
         333 West Wacker Drive                     405 Lexington Avenue
         Chicago, Illinois 60606                 New York, New York 10174
            312-407-0650                               212-704-6130
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 1, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Carmel Trust
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization     Governed by the laws of Canada
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                 0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power       1,723,300
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,723,300
--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person   1,723,300

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)   7.04%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        DTI Investments, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                 0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         391,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    391,600
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person    391,600

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      1.60%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Carmel Holding Co.
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization    Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                 0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power       1,331,700
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,331,700
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,331,700

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      5.44%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     CO

--------------------------------------------------------------------------------

                                PRELIMINARY NOTE

     This Amendment No. 2 ("Amendment No. 2") amends the original statement on
Schedule 13D filed on October 22, 2001 (the "Original Statement"), as amended by Amendment No. 1 filed on October 28, 2002 by the Carmel Trust, DTI Investments, LLC and Carmel Holding Co. (the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1 and this Amendment No. 2, is referred to collectively as this "statement."

     This statement is being filed because the Reporting Persons may be deemed to be members of a group that may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock, $.01 par value (the "Common Stock"), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the "Company"). Notwithstanding the foregoing, the filing of this statement should not be deemed an admission that the filing parties comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

     This Amendment No. 2 amends, supplements and restates in whole the following items of this statement to read as follows:

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by The Carmel Trust, a trust governed by the laws of Canada (`Carmel"), DTI Investments, LLC, a Delaware limited liability company ("DTI"), and Carmel Holding Co., a Cayman Islands corporation ("CHC" and collectively with Carmel and DTI, the "Reporting Persons"). Carmel (which has not made any of the purchases described herein) may be deemed to control each of DTI and CHC (each of which has made purchases described herein) by virtue of its indirect ownership of all of the outstanding membership interests of DTI and all of the outstanding capital stock of CHC.

     Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

     Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     Carmel is a private investment entity and is currently, and at all relevant times has been, engaged in the business of investing in securities for its own account. Carmel has an address at c/o Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois 60606. The trustee of Carmel is Chiltern Trustees Limited. The agreement pursuant to which Carmel was established designates certain "Protectors" who must authorize any action taken by the trustee and who have the authority to discharge the trustee and to appoint substitute trustees. By virtue of their positions as such, each of the Protectors may be deemed to control Carmel. Potential beneficiaries of Carmel include certain charitable institutions, and under limited circumstances, certain members of the families of Jules Trump and Eddie Trump who are not citizens or residents of the United States.

     The principal business of DTI is a holding company that is currently, and at all relevant times has been, engaged in the business of investing in securities for its own account. DTI has an address at 4000 Island Blvd., Williams Island, FL 33160.

     The principal business of CHC is a holding company that is currently, and at all relevant times has been, engaged in the business of investing in securities for its own account.. CHC has an address at c/o Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois 60606.

     The name, business address, and present principal occupation or employment of each of the Protectors and each executive officer and director of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth in Appendix A hereto and incorporated herein by reference.

     None of Carmel, DTI, CHC, nor any Protector of Carmel or executive officer or director of DTI or CHC, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of Carmel, DTI, CHC, nor any Protector of Carmel or executive officer or director of DTI or CHC, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The pledge of the 391,600 shares of Common Stock owned by DTI (which were to be pledged in connection with a prior commitment) has been terminated.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

1              Joint Filing Agreement dated November 1, 2002 pursuant to Rule
               13d-1 (k)(l)(iii)

                                    SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2002.


                                     THE CARMEL TRUST

                                     By: Chiltern Trustees Limited as Trustee of
                                            The Carmel Trust


                                     By: /s/ CG Malet de Carteret
                                         ---------------------------------
                                         Name:   CG Malet de Carteret
                                         Title:  Managing Director


                                     DTI INVESTMENTS, LLC


                                     By: /s/ Mark S. Hirsch
                                         ---------------------------------
                                         Name:   Mark S. Hirsch
                                         Title:  Executive Vice President


                                     CARMEL HOLDING CO.


                                     By: /s/ Robert Smith
                                         ---------------------------------
                                         Name:   Robert Smith
                                         Title:  Chairman

                                   APPENDIX A

          Set forth below is the name, present principal occupation or employment, business address and citizenship of each Protector of The Carmel Trust ("Carmel"), and of each director and executive officer of DTI Investments, LLC ("DTI") and Carmel Holding Co. ("CHC").


                                Principal
Name and                        Occupation
Positions Held                  or Employment                    Business Address                    Citizenship
--------------                  -------------                    ----------------                    -----------
Robert Smith                    Chairman and Chief               Carmel Investment Fund              Canada
Protector of Carmel             Executive Officer of Carmel      TK House, Bayside Exec Park
Chairman, CEO and a             Investment Fund and CHC          West Bay St. & Blake Road
Director of CHC                                                  Nassau Bahamas

Gerrit van Riemsdijk            Retired                          Beethovenstrasse                    Switzerland
Protector of Carmel             Former Chairman of Cantrade      Postfach-970
Director of CHC                 Privatbank AG Zurich             Zurich CH8039
                                                                 Switzerland

Saul Tobias Bernstein           Chief Executive Officer and a    P.O. Box 1234                       South Africa
Protector of Carmel             Director of Laurel               Johannesburg, South Africa 2000
                                Distributors PTY Limited

CG Malet de Carteret            Managing Director                Chiltern Trustees Limited           Great Britain
Secretary of CHC                WJB Chiltern Jersey Limited      P.O. Box 148, Third Floor
                                                                 38 Esplanade
                                                                 St. Helier, Jersey
                                                                 Channel Islands, JE4 8QL

Jules Trump                     Co-Chairman                      The Trump Group                     United States
Co-Chairman of DTI              The Trump Group                  4000 Island Boulevard.
                                                                 Williams  Island, FL 33160

Eddie Trump                     Co-Chairman                      The Trump Group                     United States
Co-Chairman and a               The Trump Group                  4000 Island Boulevard
Director of DTI                                                  Williams Island, FL 33160

James M. Lieb                   Executive Vice President         The Trump Group                     United States
Executive Vice President        The Trump Group                  P.O. Box 186
and a Director of DTI                                            East Brunswick, NJ 08816

Mark S. Hirsch                  Executive Vice President and     The Trump Group                     United States
Executive Vice President        General Counsel                  405 Lexington Avenue
of DTI                          The Trump Group                  New York, NY 10174


                                                                       Exhibit 1

                             Joint Filing Agreement

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on
Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: November 1, 2002.

                                     THE CARMEL TRUST

                                     By: Chiltern Trustees Limited as Trustee of
                                            The Carmel Trust


                                     By: /s/ CG Malet de Carteret
                                         ---------------------------------
                                         Name:   CG Malet de Carteret
                                         Title:  Managing Director


                                     DTI INVESTMENTS, LLC


                                     By: /s/ Mark S. Hirsch
                                         ---------------------------------
                                         Name:   Mark S. Hirsch
                                         Title:  Executive Vice President


                                     CARMEL HOLDING CO.


                                     By: /s/ Robert Smith
                                         ---------------------------------
                                         Name:   Robert Smith
                                         Title:  Chairman